ATS-N/UA: Part III: Manner of Operations

Item 2: Eligibility for ATS Services

a. Does the NMS Stock ATS require Subscribers to be registered broker-dealers?	○ Yes ● No
b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?	● Yes ○ No
If yes, list and provide a summary of the conditions.	The Luminex ATS is a buy-side (asset management) focused ATS. In that regard, Luminex admits as Subscribers ~~large (generally $1 billion or more in Assets Under Management (AUM))~~ buy-side asset management institutions that trade NMS equity securities. ~~The Firm does not admit as Subscribers entities that trade proprietarily, high frequency trading firms, as that term is commonly understood, or broker-dealers. In addition to the AUM guidelines, prospective~~ A typical profile of an asset management (non-broker-dealer) Luminex ATS Subscriber would include entities that trade NMS equity securities, often in block size, and that generally do not engage in short-term (such as intraday) trading in the same security. ~~Subscribers must comply with Firm and regulatory due diligence, and account documentation requirements before being approved as a Subscriber. These due diligence requirements generally include the satisfactory completion of a written Subscriber Agreement, the submission of a U.S. Internal Revenue Service ("IRS") Form W-9 or equivalent, completion of the Luminex Consent to Public Name Disclosure Form (whereby the Subscriber agrees to have its name included on the current list of Luminex Subscribers published on and accessible via the Firm's public website), written Subscriber requests on preferences for the receipt of paper account statements (if applicable), a written Prime Brokerage Clearance Services Agreement (if applicable), the satisfactory completion of an Office of Foreign Asset Control (OFAC) review, and other customer identification requirements such as the receipt and review of the Subscriber's Form ADV (if applicable) and verification of other information of the Subscriber, such as its authorized contact persons and authorized traders. At its discretion, the Firm may, on a case by case basis, allow an entity to become a Subscriber with an AUM below the Firm's target if the Firm otherwise believes the Subscriber and its potential trading activity and behavior would be a good fit for the System and its current Subscribers. Examples of these factors may include, but are not limited to, entities that frequently trade NMS equity securities in block size and generally do not engage in short-term (such as~~

intraday) trading in the same security.

Luminex also admits certain broker-dealers as Subscribers.

Transition Management: Luminex may admit as a Subscriber a broker-dealer that submits orders or trading interest relating to Transition Management services (the "Transition Management Brokers") provided to asset management entities that are similar to the Luminex client types described immediately above. "Transition Management" generally refers to the process of an entity (such as a pension fund) "transitioning" from one investment manager to another, for example, which may require the liquidation of one portfolio of securities and the acquisition of another portfolio of securities. These Transition Management Brokers must attest to Luminex upon becoming a Subscriber that any orders or trading interest entered into the System by the Transition Management Brokers represents orders or trading interest from Transition Management clients of those brokers and not from any other desk or business lines of those brokers. With the exception of the Transition Management Brokers, Luminex does not admit any other broker-dealers as Subscribers.

Sponsored Access: Luminex also admits broker-dealers as Subscribers that are designated by a Luminex buy-side Subscriber as a "sponsor" for orders or trading interest entered by the existing Luminex ATS buy-side Subscriber. In such "sponsored access" cases, Luminex buy-side Subscribers can, via the Luminex ATS UI, select an admitted broker-dealer as their "sponsor" on an order-by-order basis and have any resulting transaction credited and cleared and settled via that selected broker-dealer. Orders or trading interest relating to these sponsored access arrangements are entered by the Luminex buy-side Subscriber and such orders or trading interest are attributed to the Trader ID associated with the buy-side Subscriber's trader that entered such orders or trading interest for tiering (see Part III Item 13) or other applicable purposes.

Outsourced Trading: In addition, Luminex admits as Subscribers broker-dealers that perform so-called "outsourced trading" services for other entities ("Outsourced Trading Brokers"). "Outsourced Trading" generally refers to the practice of investment entities retaining third parties to perform trading services on their behalf, often seeking to leverage the size and scale of the typically larger Outsourced Trading Brokers. Luminex does not admit as Subscribers broker-dealers who are not entering orders or trading interest on behalf of existing Luminex buy-side subscribers, are not Transition Management Brokers, or are not Outsourced Trading Brokers.

Broker-dealer Routers: Admitted broker-dealers may also enter orders or trading interest to the Luminex ATS directly on behalf of existing Luminex ATS buy-side Subscribers via broker-dealer routers that connect to the Luminex ATS.

Any Nasdaq Entity is not eligible to become a Subscriber to the Luminex ATS.

Prospective Subscribers must comply with Firm and regulatory due diligence and account documentation requirements before being approved as a Subscriber. For buy-side Subscribers, these due diligence requirements generally include the satisfactory completion of a written Subscriber Agreement, the submission of a U.S. Internal Revenue Service ("IRS") Form W-9 or equivalent, written Subscriber requests on preferences for the receipt of paper account statements (if applicable), a written Prime Brokerage Clearance Services Agreement (if applicable), the satisfactory completion of an Office of Foreign Asset Control (OFAC) review, and other customer identification requirements such as the receipt and review of the Subscriber's Form ADV (if applicable) and verification of other information of the Subscriber, such as its authorized contact persons and authorized traders. Prospective broker-dealer Subscribers must complete a new account form, provide all required supporting documentation (e.g., formation documents, Form BD), submit an account application listing key management and beneficial owners, and execute a Subscriber Agreement and any other relevant agreement applicable to the services to be provided to that client.

Luminex does not admit natural persons as Subscribers to the Luminex ATS. Luminex, in its sole discretion, may restrict a prospective Subscriber from accessing the Luminex ATS due to legal, credit, or other concerns including, without limitation, a suspension or expulsion from an SRO, credit risk, existence of regulatory settlements, and negative news reports relating to the prospective Subscriber.

~~Any Nasdaq Entity is not eligible to become a Subscriber to the Luminex ATS.~~

c. If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?	◉ Yes x ○ No The differences in the admission requirements are described in Item 2b above and are due to the distinctions between buy-side Subscribers and broker-dealer Subscribers. Buy-side Subscribers may be required to submit a current Form ADV, for example, whereas such documentation would not be applicable to broker-dealer Subscribers. Similarly, broker-dealer Subscribers would have to be members in good standing with an SRO, while this requirement is not applicable to buy-side Subscribers. Please see Item 2b above for a description of the requirements for both buy-side Subscribers and broker-dealer Subscribers.
d. Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?	◉ Yes ○ No

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Item 3: <u>Exclusion from ATS Services</u>

a. Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?	◉ Yes ○ No
If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.	If a Subscriber's trading activities appear to be having a deleterious impact on the trading platform, that entity may be excluded from being able to interact in the System. An example of these activities includes, but is not limited to, repeated and prolonged (in the judgment of the Firm) patterns of declining to trade when presented with matching opportunities (referred to as falling down). Please see Part III Item 13. The Firm, in its sole discretion, can exclude any Subscriber from the ATS services if, for example, the Subscriber begins to engage in short-term (such as intraday) trading on the platform ~~or if a Subscriber commences proprietary trading~~. A failure to meet financial or other due diligence requirements could also lead to a Subscriber being denied access to the ATS. A Subscriber may also be excluded from the ATS services if the Subscriber was accused of committing or was found to have committed regulatory violations that could pose regulatory or reputational risk to the Firm or to its other Subscribers, in the Firm's judgment. And if a Subscriber appears to be encountering financial difficulties (as evidenced by publicly available financial reports, via self-reporting by the Subscriber or via inquiry by the Firm, via a material drop in the Subscriber's AUM due to redemptions, or other factors as determined by the Firm), then that Subscriber may be excluded from the ATS services. If a Subscriber that is a Transition Management Broker enters orders or trading interest into the System that does not represent order flow from Transition Management clients of that broker, the Transition Management Broker may be excluded from the ATS services. As noted in Part III Item 2, any Nasdaq Entity is not eligible to become a Subscriber to the Luminex ATS.
b. If yes to Item 3(a), are the conditions required to be identified in Item 3(a) the same for all Subscribers?	◉ Yes ○ No

Item 5: <u>Means of Entry</u>

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (<u>e.g.</u> via Financial Information eXchange ("FIX") protocol, Binary)?	◉ Yes ○ No
If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.	All orders and trading interest must be submitted to the System via FIX version 4.2. Most OMS or EMS vendors used by System Subscribers send order and trading interest messages that are in, or are converted by the Firm to, standard FIX. There are other vendors that use a "drop" FIX protocol in which "drop copy" messages are sent by the System back to the Subscriber's OMS or EMS upon a match in the System to confirm that the needed shares are still available in order to potentially consummate a match. The System does not accept and does not have the ability to accept manual orders or trading interest.
b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No
c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (<u>e.g.</u> smart order router, algorithm, order management system, sales desk)?	◉ Yes ○ No
If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-	In addition to using an O/EMS to send orders or trading interest to the System, Subscribers may also use a third party technology provider <u>or an admitted broker-dealer's smart order router</u> as long as the orders or trading interest are sent to the System directly from <u>or on behalf of</u> the <u>Luminex ATS buy-side</u> client, meaning they are institutional customer orders or trading interest where the third party <u>or broker-dealer routing</u> system passes a client identifier for the underlying Subscriber and trader that sent the order or trading interest. The third party <u>or broker-dealer</u> routers are accessed via a front-end at the Subscriber, and any orders or trading interest sent to Luminex via such third party <u>or broker-dealer</u> routers are submitted to the System using FIX 4.2. Although the third party <u>or broker-dealer</u> routers are routed directly into the low-latency FIX gateway, while orders or trading interest

Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.	submitted by O/EMSs are subject to additional processing upon submission prior to being submitted to the matching engine, there is no material latency difference between the third party or broker-dealer routers and other means of order and trading interest transmission via an OMS or EMS. As noted in Part III Item 7(a), time of order receipt is the third and least important factor in order priority, which lessens the importance of any routing latency difference that may exist between third party or broker-dealer routers and other means of order and trading interest submission. Luminex may integrate with other technology providers at any time at its discretion or at the request of its Subscribers. Subscribers wishing to route orders or trading interest to the System via any unsupported third party technology providers or broker-dealer routers would have to work with Luminex and the new third party technology provider or broker-dealer to ensure that the new provider would pass to the System a client identifier for the underlying Subscriber and trader that sent the order or trading interest.
d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?	⦿ Yes ◯ No

Item 7: <u>Order Types and Attributes</u>

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following: i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any	Negotiable Order and Firm Order Types - In either a Negotiable Order or Firm Order context (see below), a Subscriber must designate an "auto-execution" quantity associated with each Negotiable or Firm Order entered into the System ("AutoEx Quantity"). The minimum AutoEx Quantity is the System minimum trade size of 5,000 shares. Additionally, a Subscriber may designate an optional negotiable quantity associated with each order ("Negotiable Quantity"). There is no minimum or maximum Negotiable Quantity. A "Negotiable Order" is an order that includes a Negotiable Quantity. A Negotiable Order's total size (the sum of its AutoEx Quantity and Negotiable Quantity) at any given time is its "Top Quantity." A "Firm Order" is any order with an AutoEx Quantity that equals the Top Quantity. For both Firm Orders and Negotiable Orders, Subscribers may specify a minimum quantity at which they are willing to trade ("MinQ") on an order-by-order basis, which must be equal or greater than 5,000 shares. For Firm and Negotiable Orders, MinQ specifies the minimum AutoEx Quantity with which a Subscriber will interact and does not allow for the aggregation of contra-side orders to satisfy an order's MinQ requirement. For example, an order with a MinQ of 21,000 shares would not interact with three 7,000 share Firm Orders. An order's MinQ cannot exceed the order's AutoEx Quantity. All unexecuted orders may be cancelled prior to matching (as discussed below) by timely submission to the System of cancellation instructions.

instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

Conditionals - A "Conditional" is a representation of potential trading interest by a Subscriber in a particular security. Upon a match in the System, an invitation is sent to a Subscriber that entered a Conditional subject to a match for that Subscriber to "firm-up" the Conditional with a specific share amount at which the Subscriber would be willing to trade. Subscribers who enter Conditionals are presented with the opportunity to trade but not an obligation to do so, as such Subscribers may either actively decline the invitation or allow the invitation to "time out" following the end of the Negotiation Period as defined herein. The minimum trade size for Conditionals is also 5,000 shares, and there is no maximum quantity, although each order is bound by applicable pre-trade Market Access limits established by Luminex pursuant to SEC Rule 15c3-5 (the "Market Access Rule"). Such limits in this specific case include overall share size limits in relation to a security's average daily volume, total order notional size limits (meaning, the share volume of the order multiplied by the current price of the security), and the notional size of the order in relation to the Subscriber's overall gross notional limit set by the Firm for each Subscriber. There is no AutoEx for Conditionals, nor is there a Negotiable Quantity. Subscribers that enter a Conditional may also enter a MinQ, which specifies the minimum size of a contra-side order with which the Conditional would be willing to potentially trade. The MinQ for Conditionals must be greater than 5,000 shares. A Subscriber who enters a Conditional with a MinQ will not be presented with invitations to trade against contra-side orders with a Top Quantity that is less than the MinQ of the Conditional. If a Subscriber enters a MinQ on a Conditional and elects to firm-up (as explained below), the Subscriber must firm-up for at least the MinQ amount. Potential information leakage could occur if a Subscriber enters a Conditional with a very large MinQ to probe whether there is an equally large order or Conditional on the contra side to potentially match against. If that large Conditional matches a similarly sized contra side order or Conditional, the Subscriber entering the Conditional (as described below) could decline a match and thus learn of large trading interest by another Subscriber without having had to effect a transaction in the System. In order to reasonably prevent such information leakage, the System caps the maximum size for the MinQ for Negotiable and Firm Orders and Conditionals. The maximum MinQ is set at 25,000 shares. Any change to the maximum MinQ will be disclosed in writing to Subscribers in advance of such change. For a Conditional, the entire quantity entered by the Subscriber is conditional, which gives the Subscriber the option, but not the obligation, to trade following a match of eligible orders or trading interest and the receipt of an invitation to trade. As described more fully below, a Subscriber who enters a Conditional may still decline an invitation to trade even if the contra side order's Top Quantity exceeds the MinQ of the Conditional.

Subscribers entering Conditionals may use limit prices, entered either via the Subscriber's OMS, EMS, or third-party or broker-dealer router or via the Luminex UI after the Conditional has been entered by the Subscriber on the Luminex ATS. Upon a match, the System will recall the entered limit price and route that limit price with the Subscriber's firm-up (if any) to the Luminex ATS. Any limit price entered by the Subscriber via the Luminex UI cannot violate a limit that the Subscriber entered for that Conditional via its OMS, EMS, or third-party or broker-dealer router.

Order Types - All orders or trading interest entered into the System are pegged, for order matching purposes, to the midpoint of the national best bid or offer ("NBBO") with the reference price calculation excluding (i) any manual quotations that have crossed

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

the market and (ii) the quotations of any automated trading center with respect to which the Firm has declared self-help. A Subscriber may designate a limit price for each order or Conditional. Orders and Conditionals may only have a time-in-force of Day. All orders are either executed in the System or cancelled.

LeveLUp - All Luminex ATS Subscribers can elect or "opt in" to a service called "LeveLUp" that would allow the Subscriber to be able to direct that orders (in whole or in part) be routed by Luminex, as broker-dealer operator, from the Luminex ATS to the LeveL ATS. The handling of such routed orders will be governed by the rules and policies of the LeveL ATS once the order is entered into the LeveL ATS. While the LeveL ATS makes all of its features available to all LeveL ATS Subscribers, not all LeveL ATS features will be available to Luminex ATS Subscribers. Please see the LeveL ATS Form ATS-N for a full description of all LeveL ATS rules and policies. What follows is a description of the features and order parameters of the LeveL ATS that Luminex will offer to Luminex ATS Subscribers that opt in to the LeveLUp feature.

Luminex will offer LeveLUp participants two potential counterparty groups once the opt-in Luminex Subscriber orders reach the LeveL ATS: "BD/Agency Algo/Smart Order Router" order flow, or that segment as well as external market makers. Luminex Subscribers will also be able to request to interact with or not interact with specific LeveL ATS counterparties by submitting requests in writing to the Luminex ATS Sales team. While the LeveL ATS accepts Day, "Good Til Time," and "Immediate or Cancel" orders, Luminex will only support Day orders for LeveLUp during the initial roll-out of the service.

~~Only~~ Conditionals or Firm Orders can be used by Luminex ATS Subscribers as part of the LeveLUp functionality. Subscribers can set system parameters such that all of their Firm Orders or Conditionals sent to Luminex would be immediately routed in full as Firm Orders (all orders sent by Luminex as broker-dealer operator to the LeveL ATS are Firm Orders) to the LeveL ATS without interacting with the Luminex ATS, be routed to the LeveL ATS after resting first at Luminex (Conditionals only) for a configurable time period if the order does not receive an execution on the Luminex ATS, or be routed to the LeveL ATS following a partial execution at the Luminex ATS. Subscribers may also select orders for routing to the LeveL ATS on an order-by-order basis, the parameters for which are all determined by the Subscriber on each order. This functionality involves the routing of a Firm Order to the LeveL ATS with certain criteria selected by the Subscriber. If the Subscriber chooses to have their Conditionals rest on the Luminex ATS before being routed by Luminex to the LeveL ATS, the Subscriber can set a "LeveLUp Wait Time," which is the amount of time that a Conditional will rest at the Luminex ATS before a Firm Order will be sent by Luminex to the LeveL ATS. Subscribers can also set a share amount or a quantity percentage amount of their Firm Order or Conditional to be routed to the LeveL ATS. Luminex will select the lesser of the two quantities if both are selected. Subscribers can select a minimum required quantity for executions of their orders on the LeveL ATS, can set a limit, select a LeveL ATS order type (primary peg, midpoint peg, or market peg), and a "reload after completion" time which is a configurable period of time after a Subscriber execution on the LeveL ATS before the system will request more shares from the Subscriber's resting Firm Order or Conditional on the Luminex ATS (if any) to be routed to the LeveL ATS. If at least 5,000 shares remain resting at the Luminex ATS relating to an order routed to the LeveL ATS, Subscribers who receive a match on the resting shares at the Luminex ATS will have the ability to firm up for the total unexecuted quantities at both venues relating to that Subscriber's original Firm Order or Conditional. If the leaves quantity on a LeveLUp order following an execution is less than the Subscriber's entered minimum quantity, the Subscriber's minimum quantity will be reduced to match the leaves quantity.

Subscribers may cancel their LeveLUp orders via their OMS, EMS, or router or via the Luminex UI. Luminex would only cancel the Subscriber's order that had been routed to the LeveL ATS if required to do so, either because the Subscriber wishes to include the shares in a firm-up on the Luminex ATS or if the Subscriber's OMS or EMS requires it. All functionality must be requested by an Authorized Contact at the Subscriber to the Luminex ATS Sales department.

Luminex, in its capacity as a broker-dealer and the broker-dealer operator of the Luminex ATS, is the Subscriber to the LeveL ATS for the purposes of LeveLUp and the Luminex ATS Subscriber is not. At the LeveL ATS, LeveLUp orders must be Firm Orders and not Conditionals. LeveLUp orders intended to rest first on the Luminex ATS must be for 5,000 shares or more, the Luminex ATS minimum order size. (See Part III Item 8 below.) If a Subscriber opts in for this functionality, LeveLUp orders intended to be routed directly through Luminex to the LeveL ATS can be for less than 5,000 shares and must comply with the LeveL order size requirements. If a Luminex ATS Subscriber receives a LeveLUp-related execution in the Luminex ATS which leaves less than 5,000 shares on the Subscriber's order, Luminex can still route that order to the LeveL ATS even though it is for less than the Luminex ATS system minimum. Luminex ATS Subscribers interested in this "clean-up" functionality are required to elect to enable this feature and the Luminex ATS Subscriber's OMS or EMS must be configured to re-send orders or trading interest to the Luminex ATS if the quantity falls below the Luminex ATS minimum order size of 5,000 shares. In addition, so long as a LeveLUp participant has a Conditional of 5,000 shares or more resting on the Luminex ATS in addition to an order routed through to the LeveL ATS, that Subscriber will be able to size up on a match at the Luminex ATS to the total shares represented for that Subscriber in both venues.

This LeveLUp order routing arrangement is not reciprocal; the LeveL ATS cannot route orders from its customers to the Luminex ATS. The use or non-use of LeveLUp itself by any Luminex ATS Subscriber has no impact on the order priority or execution logic within the Luminex ATS. There are certain cases where certain LeveLUp activity could impact related order priority within the Luminex ATS. For example, a Luminex ATS Subscriber may, prior to Luminex sending a Firm LeveLUp order, reduce the quantity of a parent Conditional with the Luminex ATS by the intended quantity of the Firm LeveLUp order via cancel/replace functionality. In that case, the new "replace" Conditional on the Luminex ATS would have a new lower priority rank than the original Conditional. Similarly, if a Subscriber cancels a Firm Order that had been routed by Luminex to the LeveL ATS and cancel/replaces the original Conditional on the Luminex ATS back to its original quantity, that new "replace" Conditional on the Luminex ATS would also have a new lower priority rank than the original Conditional. This rank adjustment occurs with cancel/replace functionality whether the Luminex ATS Subscriber uses LeveLUp or not. LeveLUp-related execution reports are sent from the LeveL ATS back to Luminex for clearance and settlement pursuant to normal Luminex processes.

Modifications - Firm and Negotiable Orders may be modified while resting on the System via cancel/replace, but not during the Negotiation Period, as defined below. For Conditionals that receive a match, the System allows the Subscriber to firm up the same shares as, more shares than, or fewer shares than the original Conditional submission at the Subscriber's option. Subscribers that use the Luminex UI can only increase the quantity up to the maximum quantity associated with the Conditional. Subscribers that do not use the Luminex UI and access the System via other means such as third-party or broker-dealer routers are able to respond to invitations up to whatever quantity they have available in the front end that they use, regardless of the original quantity that was entered on the Conditional. The Conditional quantity may only be reduced below the System minimum of 5,000 shares if the Subscriber has opted in to the "clean-up" feature of LeveLUp, as described below, but may not be reduced below 5,000 shares during the Negotiation Period. For these "opt-in" Subscribers, such below-5,000 share modifications will be routed to the LeveL ATS for handling. For all other Subscribers, reducing the share quantity to less than the 5,000 share System minimum (or the Subscriber's selected MinQ) will result in a rejection. In addition, if a Conditional is entered with a limit, that limit price may be modified following a match.

Order Priority - Assuming orders and trading interest are marketable, the System prioritizes orders and trading interest based on the following factors, in the following order: (1) AutoEx Quantity (for Firm and Negotiable Orders only), (2) Top Quantity and (3) time of order entry or entry of the trading interest. Orders or Conditionals that are subject to a cancel/replace lose their priority in the System, with the "replace" being treated as a new order or Conditional for prioritization purposes. The functionality for Subscribers' traders to enter Firm and Negotiable orders is enabled in all OMS/EMS or routers that are integrated with/connected to the System. The functionality for Conditionals has been made available to all Subscribers but not all Subscribers use the Conditional functionality. Please see also Part III Item 9.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No

Item 9: <u>Conditional Orders and Indications of Interest</u>

a. Does the NMS Stock ATS send or receive any messages indicating trading	◉ Yes ○ No

interest (e.g., IOIs, actionable IOIs, or conditional orders)?

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

Conditionals - A "Conditional" is an indication of trading interest that is neither a Negotiable Order nor a Firm Order. The minimum trade size for a Conditionals is also 5,000 shares, and there is no maximum quantity, although each order is bound by applicable pre-trade limits established by Luminex pursuant to SEC Rule 15c3-5. There is no AutoEx for Conditionals, nor is there a Negotiable Quantity. Subscribers that enter a Conditional may also enter a MinQ, which specifies the minimum size of a contra-side order against which the Conditional could potentially trade. The MinQ for Conditionals must be greater than 5,000 shares. A Subscriber who enters a Conditional with a MinQ will not be presented with invitations to trade against contra-side orders with a Top Quantity that is less than the MinQ of the Conditional. If a Subscriber enters a MinQ on a Conditional and elects to "firm-up," the Subscriber must firm-up for at least the MinQ amount. Potential information leakage could occur if a Subscriber enters a Conditional with a very large MinQ to probe whether there is an equally large order on the contra side to potentially match against. If that large Conditional matches a similarly sized contra-side order, the Subscriber entering the Conditional (as described below) could decline a match and thus learn of large trading interest by another Subscriber without having had to effect a transaction in the System. In order to reasonably prevent such information leakage, the System caps the maximum order size for the MinQ for Negotiable and Firm Orders and Conditionals. The maximum MinQ is set at 25,000. Any change to the maximum MinQ will be disclosed in writing to Subscribers in advance of such change. For a Conditional, the entire quantity entered by the Subscriber is conditional, which gives the Subscriber the option, but not the obligation, to trade following a match of eligible orders or trading interest and the receipt of an invitation to trade. As described more fully below, a Subscriber who enters a Conditional may still decline an invitation to trade even if the contra-side order's Top Quantity exceeds the MinQ of the Conditional.

There are no differences in how Conditionals are entered versus Firm Orders or Negotiable Orders except for the requirement to enter an AutoEx quantity for a Firm or Negotiable order, which is not applicable to Conditionals. Conditionals may be submitted via the Subscriber's OMS or EMS (whether a vendor system or a proprietary OMS or EMS) or via a third party service provider or broker-dealers router. Upon a match with a potential contra-side order (which could be Conditional, Firm Order, or Negotiable Order), an invitation to firm up the Conditional is sent to the Subscriber who entered the Conditional. The trader who entered the Conditional has the ability to either decline the opportunity to trade, to firm up the Conditional for some quantity limited to the Top Quantity entered with the Conditional, or allow the invitation to expire. To firm up following an invitation to trade, a trader specifies the amount of shares that the trader is willing to trade relating to that specific match. No additional terms or conditions are entered in a firm-up. In addition, no information about the potential contra-side order or trading interest is provided other than the fact that one exists. Potential order and trading interest interaction scenarios are described in the response to Part III Item 11(c) and examples are also outlined in the attachment relating to Part III Item 11(c). If the trader who entered the Conditional elects to firm up and trade, an execution will occur at a price determined by the System and at the lower of the two

	submitted quantities submitted by both sides to the match. Please see also Part III Item 7. Once firm-up invitations are sent to a trader following a match in the System, the trader has twenty (20) seconds to respond to the firm-up invitation, with the exception of end of day order interaction processes described in Part III Item 11(c).
b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g. crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.	Luminex is a crossing system utilized by its Subscribers, who are large buy-side asset management institutional investors, broker-dealers who enter orders or trading interest on behalf of such buy-side Subscribers, Outsourced Trading Brokers, and Transition Management Brokers that trade on behalf of similar types of asset managers. Only such Subscribers may enter orders or trading interest and execute orders on the System. ; the System does not accept orders or trading interest from broker-dealers that are not Transition Management Brokers admitted to the ATS. Subscribers may enter Firm Orders, Negotiable Orders, or Conditionals as defined in Part III Items 7 and 9, at the Subscriber's option and as permitted by the functionality of the means used by the Subscriber to enter orders or trading interest into the System. All NMS Stocks are eligible to trade in the System. Assuming orders or trading interest are marketable, the System prioritizes orders and trading interest based on the following factors, in the following order: (1) AutoEx Quantity (for Firm and Negotiable Orders only), (2) Top Quantity, and (3) time of order entry.
b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No
c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order	Assuming orders or trading interest are marketable, the System prioritizes orders and trading interest based on the following factors, in the following order: (1) AutoEx Quantity (for Firm and Negotiable Orders only), (2) Top Quantity, and (3) time of order entry. There are no order type restrictions following a stoppage of trading in a security during regular trading hours.

interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Order Interaction - It is possible for any of the supported order or trading interest types - Firm and Negotiable Orders and Conditionals - to interact with each other, as described more fully in the attached chart. In the scenarios described in the chart, the actions of the buyer who enters a particular order or trading interest type with various characteristics are mapped against the seller who enters a particular order or trading interest type with various characteristics. The scenarios assume both sides are marketable and show what the result would be if the buyer and seller took particular actions. A helpful way to read the chart, for each scenario, is, "Assume the buyer entered an order or trading interest of this type, for this size, at this price, and matched against a seller who entered an order or trading interest of this type, for this size, and at this price. If the buyer and/or seller responded to the match in this way or these ways, here is the expected result." Where at least one side of a match is either a Conditional or a Negotiable Order, an invitation to trade is sent to that Subscriber (a "Firm-Up Request" or a "Size-Up Request," respectively). In the case of a Negotiable Order, the Subscriber is required to trade at least the Subscriber's entered AutoEx Quantity and may elect to trade some, all or none of its negotiable shares as represented in its entered Top Quantity. Note that "SSR" in the chart refers to short sale restriction. (Please see the Order Interaction during an Exchange Act Rule 201 Short Sale "Circuit Breaker" below.)

Auto Execution - Where there are two marketable orders in the same security on opposite sides, the orders will match. Firm Orders that match will execute immediately at the midpoint of the National Best Bid or Offer (NBBO) at the time of the match, with the execution size being the smaller of the two orders' AutoEx Quantities ("Auto Execution"). If a Firm Order matches with a Negotiable Order and the Firm Order's AutoEx Quantity is either equal to or less than the Negotiable Order's AutoEx Quantity, this match will also result in an Auto Execution at the smaller of the two orders' AutoEx Quantities. Firm and Negotiable Orders that match with either another Firm or Negotiable Order within six seconds of the close of trading will be subject to Auto Execution (i.e., execution for the smaller of the two orders' AutoEx Quantity). A Firm Order can match and execute against another Firm Order until 15:59:59.

Negotiation - Size-Ups and Firm-Ups - In the absence of an Auto Execution, orders can enter negotiation after matches that include either a Negotiable Order or a Conditional. Where both orders are Negotiable Orders, or where only one order is a Negotiable Order and a contra-side Firm Order's AutoEx Quantity is larger than the Negotiable Order's AutoEx Quantity, the System will send a Size-Up Request to one or both Subscriber(s) to size-up. Subscribers that enter Conditionals and receive a match are sent Firm-Up Requests. For matches that occur in the System up until 15:59:37, Subscribers that receive invitations to negotiate are given 20 seconds in which to determine whether, and for what quantity, to size-up or firm-up. The Subscriber(s) will be given the option to size-up to their Top Quantity, regardless of the contra-side's Top Quantity. A Negotiable Order's Size-Up Quantity equals that order's AutoEx Quantity and the number of shares, if any, of the order's Negotiable Quantity that the Subscriber elects to make available for execution in response to a Size-Up Request. A Conditional's Firm-Up Quantity equals the number of shares, if any, of the Conditional s Top Quantity that the Subscriber elects to make available for execution in response to a Firm-Up Request. As noted, where a Conditional has a MinQ, a Subscriber may not firm-up for an amount less than the Conditional's MinQ. Upon an invitation to size-up or firm-up, a trader solely enters a share quantity and no other terms or conditions. Once submitted, a Size-Up or Firm-Up Quantity cannot be modified or cancelled. During the Negotiation Period, which is the time period that a Subscriber has to determine whether to firm-up or size-up, the Subscriber's order cannot match with another order. Additionally, neither party may cancel or modify its order once the initial match has occurred and the parties are in negotiation. Any cancellation requests will pend or queue in the System and will be processed once the negotiation has concluded. Execution size is determined upon the earlier of (a) the last required Subscriber's election to size-up or firm-up, or (b) 20 seconds from the time of the initial match (i.e., the Negotiation Period for all trades other than at the very end of the trading day). The size of the execution will be (1) in the event only one Subscriber was asked to size-up or firm-up, the lesser of that order's Size-Up or Firm-Up Quantity and the AutoEx Quantity of the contra-side order and (2) in the event both Subscribers are asked to size-up or firm-up, the smaller of the Size-Up Quantity or Firm-Up Quantity elected. The Negotiable Order's AutoEx Quantity will be used in lieu of a Size-Up Quantity if the Subscriber does not respond to the Size-Up Request. Execution price will be based on a decaying weighted average of the midpoints of the NBBO (based upon the Securities Information Processor ("SIP") feed for such security) observed each second of the Negotiation Period, starting at the time of the initial match, plus the two seconds immediately thereafter, where each midpoint price receives half the weight of the prior midpoint price (the "Derived Price"). The Derived Price will be rounded to the nearest halfpenny, subject to any constraints associated with an order's terms and conditions. In the event the Derived Price is worse than a Subscriber's limit price (the Exceeded Limit Price), the match between a Firm Order or Negotiable Order and another Firm Order or Negotiable Order will be limited to the lesser of the two orders' AutoEx Quantities at the Exceeded Limit Price. If one party to a match had entered a Conditional, or if both parties to a match had entered a Conditional, then an execution would not occur in the System if either party's limit price would be breached by the Derived Price of a transaction. See Part III Item 8(e) above for Mixed Lot Processing.

Auto Firm-Up - Subscribers have the ability to enter a quantity in the Luminex UI up to the Top Quantity of an existing Subscriber order which will instruct the System, upon a match, to automatically firm up that Subscriber's order via this Auto Firm-Up (AFU) feature. In the event of one or more partial fills (executions for less than the Top Quantity), the AFU quantity will be decremented by each execution amount until the remaining order size is less than 5,000 shares, the System minimum order size. At such time, the AFU election will be dropped or disabled. If there is an execution for the full AFU quantity, subsequent matches would operate via the standard (non-AFU) Luminex ATS rules. Orders using AFU are required to have a limit price, either entered via FIX message to the Luminex ATS or entered by the Subscriber manually via the Luminex UI.

Order Interaction during an Exchange Act Rule 201 Short Sale "Circuit Breaker" - When an Exchange declares a short sale "circuit breaker" pursuant to Exchange Act Rule 201, trading centers, with limited exceptions, are prohibited from executing short sales at a price that is equal to or below the national best bid. The "circuit breaker" restrictions generally remain in place on the day the "circuit breaker" is declared and for the entire following trading day. As noted, where both the seller and buyer have entered marketable Firm Orders and match, the System will immediately execute the transaction at the NBBO midpoint, as discussed herein. During a Rule 201 "circuit breaker," if the seller has entered a Firm Order, a Negotiable Order, or a Conditional to sell short that matches against a Negotiable Order or a Conditional, the System may execute that order if the Derived Price of the transaction following the Negotiation Period is determined to be above the national best bid, in conformance with SEC Rule 201. If the Derived Price is determined to be at or below the national best bid, there will be no execution. Similarly, in these scenarios, the System will also check the Derived Price against the seller's limit price (if any), and if the Derived Price would violate the seller's limit price, there will be no execution.

End of Session Order Interaction - The order interaction protocols described above apply until 15:59:37. Until this time, negotiations can last for up to twenty seconds, and executions occur approximately two seconds following the conclusion of the negotiation. Because the System requires approximately two seconds to effect trades following a negotiation, the System requires that all negotiations end by 15:59:57. Between 15:59:37 and 15:59:57, the System will permit Negotiation Periods of less than twenty seconds, the duration of which will be the maximum amount of time remaining in the trading day up to 15:59:57. The shortest permissible Negotiation Period during this window is three seconds. For example, if a match occurs at 15:59:40, negotiations may continue for up to seventeen seconds (i.e., the maximum amount of time remaining until 15:59:57). Similarly, if a match occurs at 15:59:50, negotiations may continue for up to seven seconds (i.e., the maximum amount of time remaining until 15:59:57). If a match occurs at 15:59:54, negotiations may continue for up to three seconds (i.e., the maximum amount of time remaining until 15:59:57). Orders may not enter into a negotiation after 15:59:54. As noted above, all Firm and Negotiable Orders matched with either a Firm or Negotiable Order during the last six seconds of trading will automatically execute at the lesser of the two orders' AutoEx Quantities. Conditionals that do not receive a match by 15:59:54 or that are received by the System after 15:59:54 cannot execute before the close of trading. The truncated Negotiation Periods near the close of trading allow Subscribers the opportunity to execute transactions that might not otherwise be possible if the System only permitted a Negotiation Period of twenty seconds. In the event of a shortened trading day, such as a holiday, the same protocols would apply during the last 23 seconds of the shortened trading day.

Multiple buyers and sellers are not permitted in the same execution, and thus allocation does not apply in this context. Luminex considers the results of its pricing calculation to be price improvement for both buyer and seller given that it is either the midpoint of the NBBO or at a price derived from a series of NBBO midpoints as described above.

Errors or Accommodations - In the event of a System error, such as an execution at a price based upon outdated or erroneous market data, Luminex would contact the Subscriber who may have been disadvantaged through the error to ask if the Subscriber wishes to have its execution priced at the corrected price as determined by the Firm using updated market data. If the Subscriber states, either orally or in writing, that it wishes to have the corrected execution price, Luminex would adjust the price on that Subscriber's execution, assuming the money difference in the Firm's Error account. If the disadvantaged Subscriber determines and notifies the Firm orally or in writing that it does not want the erroneous execution at all, even if adjusted to the correct price, and the contra-side to the execution did not want to bust the trade, then the Firm would assume the Subscriber position resulting from error and would trade out of that position outside of the ATS by sending an order to its clearing firm for handling and execution. The Firm does not execute any principal orders in the System. The Firm also may, in limited circumstances and in its sole discretion, grant accommodations to Subscribers due to unusual execution scenarios that impact a Subscriber but are not the result of a System error. For example, a Subscriber may receive an execution in the System in a mixed lot and may prefer an execution in a round lot. In such a case, if requested by a Subscriber orally or in writing, the Firm may elect to fill the remaining shares that would create a round lot execution for the Subscriber. The Firm would price those remaining shares at the same price as the mixed lot execution in the System, and the Firm would send an order to its clearing firm for handling and execution to cover the shares needed to fill the odd lot portion of the Subscriber order. The Firm maintains separate Error and Facilitation accounts for handling these respective scenarios.

The System time stamps all phases of the order and trading interest life cycle and does so in nanoseconds.

| d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator? | ◉ Yes ○ No |

Item 13: <u>Segmentation; Notice</u>

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (<u>e.g.</u> segmented by type of participant, order size, duration, source, or nature of trading activity)?	◉ Yes ○ No

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

Since implementation of Conditional functionality, Luminex has been educating Subscribers and their traders on its expectations regarding how traders should conduct their trading on the ATS (e.g., discouraging fall downs, which occur when a trader is presented with a match and either actively declines the opportunity to trade or allows the invitation to timeout without accepting the opportunity to trade). The Firm appreciates that there are legitimate reasons why a trader would fall down or decline the opportunity to trade when presented with a match on any venue. For example, the trader may have previously traded that same NMS stock on another venue and he or she may perhaps no longer be interested in buying or selling more of that stock. Or, perhaps the price of the security in question moved in a direction that makes purchasing or selling the security less optimal for the trader. However, repeated patterns of falling down in response to numerous trading invitations can cause frustration and negative experiences for those with the contra side of those matches. Thus, the Firm monitors and polices fall downs in order to try to keep fall downs to a minimum and thus improve the trading experience for all Subscribers.

In order to encourage the preferred manner of trading for which Luminex was designed and that its Subscribers expect, Luminex offers traders that have exhibited the most beneficial trading patterns (e.g., traders who consistently firm-up Conditionals or who enter Negotiable Orders or Firm Orders) the ability to avoid trading with traders that exhibit the least beneficial trading patterns (e.g., traders who frequently fall down when presented with matching opportunities). Luminex accomplishes this by tiering its Subscribers' traders based on those traders' individual trading activities. The Firm's analysis of traders' trading behaviors (as indicated by fall down rates for Conditionals and by the entry of Firm or Negotiable Orders) focuses on activity at the individual Trader ID level, as a Subscriber may have multiple traders each with separate access (and perhaps multiple access points) to the ATS under a distinct Trader ID.

The Firm's tiering system consists of three tiers: Tier 1, Tier 2, and Tier 3. Tier 1 consists of traders who firm up 66% or more of the time on potential matches presented to them. And because Firm Orders and Negotiable Orders each contain a committed portion of that order that will trade upon consummation of a match, with no option to decline to trade, each entered Firm Order or Negotiable Order is the equivalent of a firm-up on a Conditional for the purposes of assessing trader behavior in the pool because each of these order types represents a willingness to trade upon a match in the System. Tier 3 consists of traders who firm up less than 33% of the time on potential matches presented to them. Tier 2 consists of all other traders.

Traders in Tier 1 are able, at their election, to avoid potential matches with traders in Tier 3. Traders may make this election at any time, including when they are in Tier 2 or Tier 3. However, the election will only become effective once the trader achieves a Tier 1 status. Traders may reverse that election at any time by notifying the Firm, and Luminex will implement that change as soon as practicable. The Firm has provided notice to all Subscribers and traders of relevant details regarding the tiering program (e.g., the criteria used to determine and move between tiers) prior to the implementation of the tiering program and will continue to provide notice in advance of any changes to the tiering program. Subscribers and traders may elect to receive notice of any changes to the placement of a Subscriber's traders in a tier that would impact their matching opportunities.

Tier calculations are performed weekly as of the close of business each Friday (or Thursday, in the event of a Friday market holiday). The calculation is based upon a week's worth of matches, with a minimum of twenty matches. If there are fewer than twenty matches for the week, the Firm will look back for the last twenty matches in the last (rolling) three months (meaning, the three prior consecutive calendar months preceding that weeks analysis date). In the event there are not twenty matches in the last (rolling) three months, the Firm will evaluate as many matches as possible but no fewer than ten matches. Any trader with fewer than ten matches will be in Tier 2. Tier placements are effective on the first trading day of the following week (Mondays, unless a particular Monday is a market holiday, in which case the tier placements would be effective on the Tuesday after the analysis is conducted).

Tier 1 "Opt-In" traders will match with all traders except those in Tier 3. Tier 2 traders and "non-Opt-In" traders in Tier 1 will match with all traders. Tier 3 traders will match with all traders except the Tier 1 "Opt-In" traders.

For traders with more than one method of entering orders onto the System (e.g., third party OMS/EMS or third party service bureau or broker-dealer router - see Part III, Item 5), that trader's trading behavior on each method is judged independently of the other for tier calculation purposes. Thus, if Trader A's activity via an OMS qualified Trader A for Tier 1 status but Trader A's activity via a service bureau router was deemed to be of Tier 3 status, Trader A could "opt-in" to avoid matches with Tier 3 traders, but that election would only apply to the potential matches that resulted from Trader A's use of his or her OMS and not to any potential matches that resulted from Trader A's use of the service bureau router. Similarly, if Trader B was in Tier 1 and opted in to avoid matching against Tier 3 traders, that Trader B could be presented with potential matches against orders entered by Trader A's OMS but would not be presented with matches against orders entered by Trader A's service bureau router.

The Firm has no requirement that any trader or set percentage of traders be in any particular tier. Consequently, it is possible that if there are no traders exhibiting less beneficial trading practices, there would be no traders in Tier 3. All new traders will begin in Tier 2. While there is no "appeal" process with respect to a trader's tier placement, Luminex retains the right to assign a

	Subscriber's traders to a different tier if in the Firm's judgment that tier is more appropriate based on factors such as those traders' broader histories on the Luminex platform.
b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No
c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?	○ Yes ◉ No
d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?	◉ Yes ○ No
If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.	Luminex discloses a trader's tier to that trader and his or her firm only, on the Luminex trading application User Interface and otherwise upon request of the Subscriber or trader. A Subscriber's traders' tier is not disclosed to any other Subscriber or to other traders.
e. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No

Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?	◉ Yes ○ No
If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.	Subscribers may opt to not interact with order flow (orders or trading interest) from Transition Management Brokers as described in Part III Items 2, 3, and 11.Luminex ATS buy-side Subscribers are able to opt out of interacting with any admitted type of broker-dealer (Outsourced Trading, Transition Management, or broker-dealer entering orders or trading interest on behalf of buy-side Subscribers), as described in Part III Items 2, 3, and 11, but not any specific broker-dealer. Buy-side Subscribers may also opt out of interacting with all broker-dealer order flow. Admitted broker-dealer Subscribers are not able to opt out of interacting with any type of order flow in the Luminex ATS. In addition, pursuant to the Firm's Tiering process as described in Part III Item 13(a), traders who have exhibited the most beneficial trading behavior in the ATS (those entering Firm Orders or Negotiable orders or firming up on Conditionals on 66% or more of matches during the measurement period) may elect not to match against those traders with the least beneficial trading behavior in the ATS (those firming up on less than 33% of matches during the measurement period as defined in Part III Item 13(a)). Subscribers and their traders may make these elections relating to the Transition Management order flow and the Tiering-related matching by notifying the Luminex ATS Sales team either orally or in writing. Elections relating to Transition Management order flow will become effective on the day of election, if made before or during trading hours. Elections relating to Transition Management order flow made after trading hours will become effective on the following trading day. All elections relating to Tiering will become effective on the following trading day. Subscribers and their traders are only provided with their own tier placement and are not provided with the tier placement of any other Subscriber or other traders. The System is set up by default to prevent matches between orders of the same Subscriber. Subscribers can elect to change that default setting by notifying the Firm either orally or in writing, and that change would be effective on the following trading day.
b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for	◉ Yes x ○ No

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all Subscribers and the Broker-Dealer Operator?	As noted in Item 14(a) above, while all Luminex ATS buy-side Subscribers are able to opt out of interacting with broker-dealer-related order flow, broker-dealer Subscribers may not opt out of interacting with any type of order flow in the Luminex ATS.

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Item 22: Clearance and Settlement

a. Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).	The System electronically creates and timestamps a record of each order or trading interest receipt, execution, modification, and cancellation. The record indicates the security, direction, size and order type as well as the identity of the entering Subscriber. When a transaction is executed by the System, the System transmits the execution information to Luminex's back-office system and notifies the parties to the trade of the execution. All transactions executed on the System except for sponsored access- and broker-dealer-router-related transactions are cleared and settled via NSCC and DTC by NFS pursuant to a fully-disclosed clearing arrangement between Luminex and NFS. A Luminex ATS buy-side Subscriber settles a transaction in the System against Luminex via its clearing firm (NFS) and not against the other Subscriber that is a party to the match. The identity of one party to a transaction in the System is never identified to the other side of that transaction in the System. Upon instructions received from a buy-side Subscriber, transactions in the System may also be cleared and settled via prime brokerage arrangements, via the Subscriber's custody bank, or via other settlement instructions provided to the Firm by the Subscriber. All transactions involving sponsored access broker-dealers or relating to broker-dealer-routed orders (that is, all broker-dealer-related transactions that are not Transition Management or Outsourced Trading-related transactions) clear and settle in the following manner. For such broker-dealers that clear through NFS, such transactions are cleared and settled via NSCC and DTC by NFS. For such broker-dealers that do not clear through NFS, transactions involving such broker-dealers are submitted on behalf of both Luminex and the broker-dealer to NSCC via an NSCC QSR (Qualified Service Representative) Agreement or a Nasdaq AGU (Automated Confirmation Transaction (ACT) Give Up) Agreement.
b. Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of	◉ Yes ○ No

transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?